[Allianz Letterhead]

Allianz, 80790 Munich, Germany

By EDGAR, “CORRESP” designation, with paper courtesy copies

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Königinstraße 28

80802 Munich

Phone +49 89 38 00-0

Fax +49 89 38 00-77 39

www.allianz.com

Dresdner Bank München

BLZ 700 800 00

Account No. 310 922 700

SWIFT-BIC DRESDEFF700

IBAN DE48 7008 0000

0310 9227 00

Your ref.:	Direct dial	Our ref., Date
Tel. +49 89 3800-16597
	Fax +49 89 3800-16598	12 December 2005
Mail

Re:	Allianz Aktiengesellschaft

Registration Statement on Form F-4, filed September 30, 2005

File No. 333-128715

Dear Mr. Riedler:

We are writing in response to the Staff’s comments on the registration statement on Form F-4 of Allianz Aktiengesellschaft (“Allianz”), which was filed on September 30, 2005 (the “F-4”). To facilitate the Staff’s review, we have included in this letter the numbered comments from your letter dated October 17, 2005 in bold text and have provided Allianz’s responses immediately following each numbered comment. We have also enclosed for review by the Staff the relevant pages of the pre-effective amendment to the F-4, filed on December 12, 2005 (the “Amended F-4”), marked against those corresponding sections as filed on September 30, 2005, to show how we have responded to your comments. In addition, we have enclosed a new section in the Amended F-4, entitled “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Allianz Group,” discussing the effect that IFRS standards effective as of January 1, 2005, which required retrospective application, had on Allianz’s financial condition for the years ended December 31, 2004 and 2003 and its results of operations for the years ended December 31, 2004, 2003 and 2002, as indicated in our letter addressed to Mr. Craig Olinger, dated November 11, 2005, and our related discussions.

We would also like to inform the Staff that Allianz intends to file a second pre-effective amendment to the F-4 during the week of December 19, 2005 and, at the same time, submit a request for the acceleration of effectiveness of the registration statement. This second amendment will be made primarily to reflect the final merger exchange ratio in connection with the contemplated business combination of RAS S.p.A. (“RAS”) and Allianz, which is expected to be agreed by RAS and Allianz on or about December 16, 2005, as well as to file certain required exhibits, as indicated in Item 21 of the Amended F-4.

The following are Allianz’s responses to the Staff’s comments:

1.	Please incorporate by reference all relevant Forms 6-K as required by Item 11 of Form F-4.

As required by Item 11 of Form F-4, Allianz has incorporated by reference the Forms 6-K submitted to the Securities and Exchange Commission on November 15, 2005 and December 12, 2005, as indicated on page iii of the Amended F-4. The Form 6-K dated November 15, 2005 includes Allianz’s nine months and third quarter report for the periods ended September 30, 2005 and 2004, including the unaudited interim consolidated financial statements (without a reconciliation between IFRS and U.S. GAAP) and related management’s discussion and analysis for these periods. The Form 6-K dated December 12, 2005 includes Allianz’s unaudited interim consolidated financial statements for the periods ended September 30, 2005 and 2004, including the required reconciliation between IFRS and U.S. GAAP. There are no other reports on Form 6-K of Allianz that are required to be incorporated by reference into the Amended F-4.

2.	Please explain to us why you have not included pro forma financial information with respect to this transaction as required by Item 5 of Form F-4 including any significant calculations performed. Also update the financial information to include a six month interim period for the target company.

Allianz advises the Staff that it has omitted pro forma financial information in the F-4 for the contemplated business combination of RAS and Allianz because RAS does not meet any of the conditions of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent in the test used to determine a significant subsidiary as specified by Rule 11(b)(1) of Regulation S-X. We performed the calculations prescribed by Rule 1-02(w) and have reviewed these calculations with our auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft. These calculations confirm that, as of December 31, 2004, RAS was not a “significant subsidiary” of Allianz according to each of the investment, asset and net income tests of Rule 1-02(w), as measured in accordance with both IFRS and U.S. GAAP. In particular, Allianz’s and its other subsidiaries’ investments in and advances to RAS amounted to 0.62% (0.61% under U.S. GAAP) of the total assets of Allianz and its subsidiaries consolidated as of December 31, 2004. With respect to the asset test of Rule 1-02(w), Allianz’s and its other subsidiaries’ proportionate share of total assets (after intercompany eliminations) of RAS was 7.73% (7.58% under U.S. GAAP) of the total assets of Allianz and its subsidiaries consolidated as of December 31, 2004. Based on the net income test, Allianz’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of RAS amounted to 14.91% (13.93% under U.S. GAAP) of such income of Allianz and its subsidiaries and consolidated for the year ended December 31, 2004. As the outcome of each calculation did not exceed the 20% threshold under both IFRS and U.S. GAAP, we concluded that RAS was not a significant subsidiary of Allianz as of December 31, 2004 and, accordingly, have omitted pro forma financial information pursuant to Item 5 of Form F-4 in the Amended F-4.

With respect to the Staff’s request to include RAS financial information for the six month interim period, we have instead included interim financial information for RAS as of and for the nine month periods ended September 30, 2005 and 2004 pursuant to Item 17(b)(6) of Form F-4 and Item 8.A.5 of Form 20-F. This information begins on page 25 of the Amended F-4.

* * *

On behalf of Allianz, we would like to thank you for the cooperation you and the Staff are extending with the review of the F-4. Please do not hesitate to call Burkhard Keese at (011) (49) 89-3800-16597, Dr. Susanne Kanngiesser at (011) (49) 89-3800-2383 or William D. Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Susanne Kanngiesser
Dr. Susanne Kanngiesser
Head of Group Accounting

/s/ Jonathan A. Wismer
Jonathan A. Wismer
Group Management Reporting

(Enclosures)

cc:	Paul M. Dudek, Esq.
Craig C. Olinger
Vanessa Robertson
James Atkinson
Sonia Barros
(Securities and Exchange Commission)

Burkhard Keese
Dr. Rainer Husmann
Jon Nielsen
Dr. Peter Hemeling
(Allianz AG)

Dr. Frank Ellenbürger, Partner – KPMG Deutsche Treuhand-Gesellschaft AG
Robert Overstreet, U.S. Filing Review Partner – KPMG LLP

William D. Torchiana
(Sullivan & Cromwell LLP)

Enclosures

ADDITIONAL INFORMATION

This document incorporates important business and financial information about us from documents filed with the Securities and Exchange Commission that are not included in or delivered with this document. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this Prospectus. Shareholders may obtain documents incorporated by reference into this Prospectus by requesting them in writing or by telephone from us at the following address, and may also use such address for any questions about the merger:

Allianz AG

Investor Relations

Königinstrasse 28

80802 Munich

Germany

Telephone: +49 1802 2554269

Fax: +49 89 3800 3899

E-Mail: investor.relations@allianz.com

In order to receive timely delivery of the documents in advance of the RAS meetings of shareholders, you should make your request no later than •, 2006.

Allianz files annual and special reports and other information with the Securities and Exchange Commission, which in this document we refer to as the “SEC.” You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The Allianz filings, and the registration statement filed by Allianz of which this Prospectus forms a part, are available at the Internet Web site maintained by the SEC at http://www.sec.gov.

Allianz has filed a registration statement on Form F-4 to register with the SEC the Allianz shares that RAS shareholders would receive in connection with the merger.

The SEC permits Allianz to “incorporate by reference” information into this Prospectus. This means that Allianz can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information contained directly in this Prospectus or by information contained in documents filed with or furnished to the SEC after the date of this Prospectus that is incorporated by reference into this Prospectus.

This Prospectus incorporates by reference Allianz’s Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on April 19, 2005, and Allianz’s Reports on Form 6-K, which were submitted with the SEC on November 15, 2005 and December 12, 2005, respectively. These documents contain important information about us and our financial condition. Allianz also incorporates by reference into this Prospectus additional documents that it may file with or submit to the SEC under Sections 13(a), 13(c), 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended, from and including the date of this Prospectus to the dates of the respective RAS shareholders’ meetings held in connection with the merger. These include reports such as Annual Reports on Form 20-F and any other Reports on Form 6-K designated by Allianz as being incorporated by reference into this Prospectus.

The Allianz shares are listed and traded on all German stock exchanges, i.e., the Frankfurt Stock Exchange, the Baden-Württemberg Stock Exchange in Stuttgart, the Berlin-Bremen Stock Exchange, the Düsseldorf Stock Exchange, the Hanseatic Stock Exchange in Hamburg, the Hanover Stock Exchange and the Munich Stock Exchange. The Allianz shares are also listed on the London Stock Exchange, SWX Swiss Exchange and Euronext Paris. Allianz ADSs are listed on the New York Stock Exchange, which in this document we refer to as the “NYSE.”

You can obtain any of the documents incorporated by reference through us or through the SEC’s Internet Web site, in each case as described above.

iii

In re Insurance Brokerage Antitrust Litigation

Three members of the Fireman’s Fund group of companies in the U.S., subsidiaries of Allianz, are amongst the roughly 135 defendants named in a class action filed on August 1, 2005 in the United States District Court District of New Jersey, captioned In re Insurance Brokerage Antitrust Litigation, in connection with allegations relating to contingent commissions in the insurance industry.

Reorganization of Dresdner Bank Divisions

In November 2005, Dresdner Bank announced, among others, that it will combine the Corporate Banking and Dresdner Kleinwort Wasserstein divisions within a single division. The newly formed Corporate & Investment Banking division will be headed by Stefan Jentzsch.

Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Allianz Group

You should read the following supplemental management’s discussion and analysis in conjunction with the “Operating and Financial Review and Prospects” discussion in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference into this Prospectus, and our consolidated financial statements including the notes thereto, which are included in this Prospectus.

Our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004 were prepared in conformity with IFRS effective as of December 31, 2004 as adopted under EU regulations in accordance with clause 292a of the German Commercial Code (“HGB”), which we refer to herein as “pre-2005 IFRS.” Effective January 1, 2005, a number of new and revised IFRS were introduced, some of which required retrospective application to all years presented within a company’s financial statements. As a result and pursuant to specific requirements and guidance of the SEC in connection with the filing of certain registration statements, we are revising the financial statements previously issued in connection with our Annual Report on Form 20-F for the year ended December 31, 2004 to retrospectively apply the new and revised IFRS, and these revised financial statements, including the notes thereto, are included in this Prospectus. Retrospective application has the effect of applying the new and revised IFRS to prior periods as if those accounting principles had always been used. Our Annual Report on Form 20-F for the year ended December 31, 2005 will also be prepared in accordance with the new and revised IFRS effective January 1, 2005 as adopted under EU regulations in accordance with clause 315a of the HGB, which we refer to herein as “2005 IFRS.”

This section supplements the “Operating and Financial Review and Prospects” discussion in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2004 by discussing the effects that the application of 2005 IFRS had on our financial condition for the years ended December 31, 2004 and 2003 and results of operations during the years ended December 31, 2004, 2003 and 2002, compared to such condition and results under pre-2005 IFRS.

Allianz Group’s Consolidated Results of Operations

The following table sets forth the impact of 2005 IFRS on the Allianz Group consolidated total revenues and net income for the years ended December 31, 2004, 2003 and 2002, as well as on the performance measure we refer to as “operating profit” for the years ended December 31, 2004 and 2003. For a discussion of operating profit, please refer to the sections “—Introduction”, “—Property-Casualty Insurance Operations”, “—Life/Health Insurance Operations”, “—Banking Operations” and “—Asset Management Operations” in the “Operating and Financial Review and Prospects” discussion in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference into this Prospectus.

	Total Group
	€ (mn)	€ (mn)	€ (mn)
	2004	2003	2002
Total Revenues (1)	96,892	93,779	92,747

IAS 39 revised	(17)	(39)	(59)

Total Impact of 2005 IFRS	(17)	(39)	(59)

Total Revenues under 2005 IFRS	96,875	93,740	92,688

Operating Profit	6,856	4,066	n/a (2)

IAS 39 revised	(17)	(84)	n/a (2)

Total Impact of 2005 IFRS	(17)	(84)	n/a (2)

Operating Profit under 2005 IFRS	6,839	3,982	n/a (2)

Net Income (Loss)	2,199	1,890	(1,496)

IAS 39 revised	209	915	(1,709)
IFRS 4	(19)	6	—
IFRS 2	(123)	(120)	(38)

Total Impact of 2005 IFRS	67	801	(1,747)

Net Income (Loss) under 2005 IFRS	2,266	2,691	(3,243)

(1)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, as well as banking and asset management segments’ operating revenues.
(2)	Not previously presented in our Annual Report on Form 20-F for the year ended December 31, 2004 as we discuss and analyze the results of operations of the Allianz Group for the year ended December 31, 2003 as compared to December 31, 2002 using, as in prior years, net income as the relevant performance measure.

As shown above, the application of 2005 IFRS primarily impacted Allianz Group’s net income (loss) for the years ended December 31, 2004, 2003 and 2002, while it had a marginal effect on the Allianz Group’s total revenues and operating profit over the relevant periods. This result is due primarily to the application of two standards under 2005 IFRS, specifically IAS 39 revised, Financial Instruments: Recognition and Measurement (“IAS 39 revised”) and, to a lesser extent, IFRS 2, Share Based Payments (“IFRS 2”), each as discussed below.

IAS 39 revised

IAS 39 revised has required several changes to the Allianz Group’s accounting policies. One of the most significant of these changes relate to the recognition of impairments of available-for-sale equity securities.

In accordance with IAS 39 revised, if there is objective evidence that the cost may not be recovered, an available-for sale equity security is considered to be impaired. The Allianz Group established, in addition to the existing qualitative impairment criteria, new quantitative impairment criteria for equity securities to define a significant or prolonged decline, as compared to the previous criteria of a significant and prolonged decline. An equity available-for-sale security is now considered impaired, if the fair value is below the weighted-average cost by more than 20% or if the fair value is below the weighted-average cost for greater than nine months.

In addition, IAS 39 revised does not allow a new cost basis to be established upon impairment of an available-for-sale equity security. Therefore, if an available-for-sale equity security is impaired based upon the Allianz Group’s qualitative or quantitative criteria, any further declines in fair values at subsequent reporting dates are recognized as impairments. Previously, IFRS allowed a new cost basis to be established upon the recognition of an impairment of an available-for-sale equity security, from which the impairment criteria were applied anew.

The changes through this new impairment policy led to the following effects on our consolidated financial statements included herein:

•	Income Statements: accelerated impairments led to higher charges in 2002 and resulted in lower impairments recorded in 2003 and 2004; and

•	Balance Sheets: unrealized gains (net of unrealized losses) were increased in 2003 and 2004, while revenue reserves were reduced by the same amounts, respectively.

IFRS 2

In accordance with IFRS 2, share based compensation plans of the Allianz Group are required to be classified as equity settled or cash settled. As a result of the adoption of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan is considered a cash settled plan as the equity instruments issued are puttable at the holder’s option. Consequently, the plan has to be recorded as a liability and measured at fair value with changes in the fair value recognized in net income. Previously, IFRS had required the classification of the plan as equity settled, measured at fair value at grant date, with expenses recognized in shareholders’ equity.

The adoption of IFRS 2 led to additional charges in each of the years 2002, 2003 and 2004, shown as additional acquisition cost and administrative expenses in our Asset Management segment.

For more detailed information regarding the quantitative impact of IAS 39 revised, IFRS 2 and other new and revised standards under 2005 IFRS at the Allianz Group consolidated level, as well as a description of each 2005 IFRS compared to pre-2005 IFRS, refer to Note 3 of our consolidated financial statements included herein.

Year ended December 31, 2002 under 2005 IFRS Compared to Pre-2005 IFRS

Net income decreased significantly by €1,709 million due to higher impairments triggered by IAS 39 revised, primarily in our Property-Casualty segment and, to a lesser extent, in our Life/Health and Banking segments in each case caused by the weak equity markets in 2002. This increase was offset in part by a reduction in insurance and investment contract benefits due to policyholder participation in increased impairments.

The net effect of IFRS 2 amounted to an additional charge of €38 million recorded in the net income of the Asset Management segment.

Year ended December 31, 2003 under 2005 IFRS Compared to Pre-2005 IFRS

The combined effect of IAS 39 revised on all segments resulted in a significant increase in net income of €915 million, with our Property-Casualty, Life-Health and Banking segments most heavily impacted. This development was a result of an increase in realized gains from available-for-sale equity securities and a decrease in realized losses from available-for-sale equity securities recognized, in each case due to more significant impairments of those securities that had been recognized in 2002 under IAS 39 revised. The increase in realized gains and decrease in realized losses were offset in part by a decrease in reversals of impairments on available-for-sale equity securities, since such reversals are no longer permitted under IAS 39 revised, and an increase in insurance and investment contract benefits due to policyholder participation in the increased gains.

The net effects of IFRS 2 amounted to a charge of €120 million recorded within our Asset Management segment.

Year ended December 31, 2004 under 2005 IFRS Compared to Pre-2005 IFRS

The combined effect of IAS 39 revised on all segments resulted in an increase in net income by €209 million, primarily in our Property-Casualty, Life-Health and Banking segments. This development was a result of an increase in realized gains from available-for-sale equity securities. The increase in realized gains was offset in part by a decrease in reversals of impairments on available-for-sale equity securities, since such reversals are no longer permitted under IAS 39 revised, and an increase in insurance and investment contract benefits due to policyholder participation in the increased gains.

The net effects of IFRS 2 amounted to a charge of €123 million on net income, recorded within our Asset Management segment.

Consolidated Assets, Liabilities and Shareholders’ Equity

The following table sets forth the impact of 2005 IFRS on the Allianz Group’s consolidated Assets, Liabilities and Shareholders’ Equity as of the years ended December 31, 2004 and 2003.

	2004	2003
	€ (mn)	€ (mn)
Total Assets	994,698	935,912

IAS 39 revised	(3,984)	(2,386)
IFRS 2	(396)	(313)
IFRS 4(1)	—	—

Total Impact of 2005 IFRS	(4,380)	(2,699)

Total Assets under 2005 IFRS	990,318	933,213

Total Liabilities	963,870	907,320

IAS 39 revised	(3,408)	(1,927)
IFRS 2	(147)	(164)
IFRS 4(1)	8	(9)
IAS 1 revised	(7,696)	(7,266)

Total Impact of 2005 IFRS	(11,243)	(9,366)

Total Liabilities under 2005 IFRS	952,627	897,954

Shareholders’ Equity	30,828	28,592

IAS 39 revised	(576)	(459)
IFRS 2	(249)	(149)
IFRS 4(1)	(8)	9
IAS 1 revised	7,696	7,266

Total Impact of 2005 IFRS	6,863	6,667

Shareholders’ Equity under 2005 IFRS	37,691	35,259

(1)	For further discussion of the changes as a result of IFRS 4, see Note 3 to our consolidated financial statements included herein.

Year ended December 31, 2003 under 2005 IFRS Compared to Pre-2005 IFRS

Total assets decreased by €2.7 billion, or 0.29%, from €935.9 billion to €933.2 billion, primarily due to the application of IAS 39 revised, pursuant to which the Allianz Group reclassified certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers, as discussed further in Note 3 of our consolidated financial statements included herein. Total liabilities decreased by €9.4 billion, or 1.0%, due primarily to the removal of minority interests amounting to €7,266 million from the measurement of total liabilities to shareholders’ equity in accordance with IAS 1 revised, with the remaining decline largely attributable to IAS 39 revised as discussed further in Note 3 of our consolidated financial statements included herein. Shareholders’ equity increased by €6.7 billion, or 23.3%, from €28.6 billion to €35.3 billion, reflecting primarily the inclusion of minority interests in shareholders’ equity in accordance with IAS 1 revised.

Year ended December 31, 2004 under 2005 IFRS Compared to Pre-2005 IFRS

Total assets decreased by €4.4 billion, or 0.44 % from €994.7 billion to €990.3 billion. Similar to the effect of IAS 39 revised on total assets at December 31, 2003, as discussed above, this primarily reflected the reclassification of certain available-for-sale debt securities to loans and advances to banks and loans and advances to customers. Total liabilities decreased by €11.2 billion, or 1.2%, due primarily to the removal of minority interests of €7,696 million from the measurement of total liabilities to shareholders’ equity in accordance with IAS 1 revised. Shareholders’ equity increased by €6.9 billion, or 22.3%, from €30.8 billion to €37.7 billion, reflecting primarily the inclusion of minority interests in shareholders’ equity in accordance with IAS 1 revised, offset in part by a decline largely attributable to IAS 39 revised as discussed further in Note 3 of our consolidated financial statements included herein.

The RAS Group’s Consolidated Results of Operations

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

The following table sets forth the total revenues, earnings from ordinary activities before taxes and net income for each of RAS’s business segments for the nine months ended September 30, 2005 and 2004, as well as RAS’s consolidated net income.

Nine months ended September 30,	Property- Casualty	Life/ Health	Personal Finance Services		Consolidation adjustments	Total Group
			Banking	Asset Management
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Total revenues(1)	4,909	6,474	323	204	(131)	11,779
Earnings from ordinary activities before taxes	706	410	23	33	(138)	1,034
Taxes	(160)	(82)	(10)	(13)	—	(265)
Minority interests in earnings	(94)	(49)	—	(1)	21	(123)

Net income (loss)	452	279	13	19	(117)	646

2004
Total revenues(1)	4,771	5,908	272	143	(89)	11,005
Earnings from ordinary activities before taxes	624	267	7	19	(77)	840
Taxes	(176)	(57)	(3)	(8)	—	(244)
Minority interests in earnings	(57)	(33)	—	—	—	(90)

Net income (loss)	391	177	4	11	(77)	506

(1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, and Personal Finance Services segment’s total income. Statutory premiums in the Life/Health segment comprise gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices in the home jurisdiction of the relevant insurer included in the RAS Group. Total income in the Personal Finance Services segment comprises primarily interest and similar income, net trading income, fee and commission income for Banking, and primarily interest and similar income, fee and commission income and other income for Asset Management.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Total Revenues

RAS recorded an increase in total revenues of €774 million, or 7.0%, to €11,779 million from €11,005 million, due to increased revenues across all segments, particularly in RAS’s life/health operations in Italy.

Property-Casualty. Gross written premiums increased by €138 million, or 2.9%, to €4,909 million from €4,771 million, primarily as a result of premium growth in RAS’s general liability, fire and personal property lines both in Italy and outside Italy. RAS’s automobile line in Italy recorded more modest growth, which was nevertheless on par with market trends.

Life/Health. Statutory premiums grew by €566 million, or 9.6%, to €6,474 million from €5,908 million, largely as a result of increased statutory premiums in Italy. In Italy, this increase was largely attributable to growth in new business in our life insurance products (especially unit-linked products) through all distribution channels. Statutory premiums from RAS’s non-Italian business remained stable.

Personal Finance Services. Total revenues increased by €112 million, or 27.0%, from €415 million to €527 million. RAS’s asset management operations increased total income by €61 million, due primarily to higher fee and commission income resulting from an increase in third-party assets under management. RAS’s banking activities increased total income by €51 million, mainly due to higher net trading income as well as fee and commission income. RAS’s third-party assets under management grew by €2.2 billion, or 12.9%, from December 31, 2004 to €19.3 billion at September 30, 2005, attributable primarily to market-related increases of €1.4 billion and net inflows of €0.8 billion.

Earnings From Ordinary Activities Before Taxes

Earnings from ordinary activities before taxes (referred to herein as “earnings before taxes”) for RAS increased by €194 million, or 23.1%, from €840 million to €1,034 million, due to improved earnings before taxes across all segments.

Property-Casualty. RAS increased its earnings before taxes by €82 million, or 13.1%, from €624 million to €706 million, due to improved underwriting results in its Italian and non-Italian property-casualty operations. Earnings before taxes also benefited from the elimination of goodwill amortization reflecting a change in accounting policy under IFRS, whereas such amortization amounted to a charge of €29 million in the first nine months of 2004.

Life/Health. RAS strengthened its earnings before taxes by €143 million, or 53.6%, from €267 million to €410 million, due primarily to improved underwriting results and a realized gain on the sale of RAS’s remaining interest in Mediobanca. Earnings before taxes also benefited from the significantly increased statutory premiums in Italy.

Personal Finance Services. RAS increased its earnings before taxes by €30 million, or 115.4%, from €26 million to €56 million, resulting from improved earnings in both RAS’s banking and asset management operations. Banking earnings before taxes benefited principally from the decline of other expenses from €32 million to €10 million, primarily due to the higher costs incurred in 2004 in connection with the integration of Banca BNL Investimenti, a sales network which RAS acquired in 2004. Asset management earnings before taxes grew due in large part to an increase in fee and commission income, which grew proportionally more than the corresponding increase in acquisition costs and administrative expenses, reflecting RAS’s strict cost management.

RAS’s increased earnings before taxes were reflected in its consolidated net income, which rose by €140 million, or 27.7%, from €506 million to €646 million.

Property-Casualty Insurance Operations

Property-Casualty—Key Data

Nine months ended September 30,			2005	2004
Gross premiums written	€	mn	4,909	4,771
Italy	€	mn	2,716	2,631
Rest of Europe	€	mn	2,193	2,140
Earnings after taxes and before goodwill amortization	€	mn	546	477
Italy	€	mn	221	242
Rest of Europe	€	mn	325	235
Loss ratio(1)%			73.7	72.6
Expense ratio(2)%			22.3	23.6
Combined ratio(3)%			96.0	96.2

(1)	Represents ratio of net claims to net premiums earned.
(2)	Represents ratio of net acquisition costs and administrative expenses to net premiums earned.
(3)	Represents ratio of net claims incurred and net acquisition costs and administrative expenses to net premiums earned.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Gross Premiums Written

Italy. RAS’s gross premiums written in Italy increased by €85 million, or 3.2%, from €2,631 million to €2,716 million, attributable mainly to growth in RAS’s general liability, fire and personal property lines, with more modest growth in RAS’s automobile line, which was nevertheless on par with market trends. Both growth in new business and rate increases for renewed policies equally contributed to this increase in gross premiums written.

Rest of Europe. RAS’s gross premiums written outside of Italy increased by €53 million, or 2.5%, from €2,140 million to €2,193 million, due primarily to growth in its Swiss operations, reflecting mainly increased premiums in its automobile line and positive foreign currency translation effects.

Earnings After Taxes and Before Goodwill Amortization

Earnings after taxes and before goodwill amortization increased by €69 million, or 14.5%, to €546 million from €477 million, attributable to improved underwriting results in both Italian and non-Italian operations. RAS’s improved underwriting results helped to stabilize its combined ratio at

96.0%, a 20 basis points improvement from 96.2%, despite the negative effects of the Alpine floods in August 2005 in Switzerland and Austria.

Italy. In Italy, earnings after taxes and before goodwill amortization decreased by €21 million, or 8.7%, from €242 million to €221 million, reflecting mainly higher non-underwriting expenses. This decrease was partially offset by improved underwriting results.

Rest of Europe. In Rest of Europe, earnings after taxes and before goodwill amortization increased by €90 million, or 38.3%, from €235 million to €325 million. This positive development stemmed from improved underwriting results at RAS’s Swiss, Portuguese and Austrian operations. This increase also reflected higher investment income recorded by RAS’s Austrian operations and decreased taxes incurred by its Swiss operations.

Life/Health Insurance Operations

Life/Health—Key Data

Nine months ended September 30,			2005	2004
Statutory premiums	€	mn	6,474	5,908
Italy	€	mn	5,308	4,744
Rest of Europe	€	mn	1,166	1,164
Earnings after taxes and before goodwill amortization	€	mn	328	218
Italy	€	mn	280	198
Rest of Europe	€	mn	48	20

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Statutory Premiums

Italy. RAS’s statutory premiums in Italy increased by €564 million, or 11.9%, from €4,744 million to €5,308 million. This increase was largely attributable to growth in new business in our life insurance products (especially unit-linked products) through all distribution channels, particularly through representative agencies and financial planners. In addition, statutory premiums from RAS’s bancassurance channel grew, reflecting increased sales at CreditRas Vita, RAS’s bancassurance joint venture with Uni Credito.

Rest of Europe. RAS’s statutory premiums outside of Italy remained stable at €1,166 million compared to €1,164 million. Statutory premiums in Austria increased marginally, while statutory premiums from RAS’s Swiss operations decreased slightly.

Earnings After Taxes and Before Goodwill Amortization

Earnings after taxes and before goodwill amortization increased by €110 million, or 50.5%, from €218 million to €328 million, due primarily to improved underwriting results and increased statutory premiums in Italy. Earnings also increased as a result of increased investment income, comprising current investment income, as well as realized gains net of impairments on investments. Earnings growth was offset in part by increased net acquisition costs and administrative expenses, primarily as a result of strong statutory premium growth, as well as higher taxes.

Italy. Earnings after taxes and before goodwill amortization increased by €82 million, or 41.4%, from €198 million to €280 million, due primarily to positive technical development and increased statutory premiums. Earnings also benefited from higher current income from investments, as well as increased net realized gains on investments, mainly attributable to the sale of RAS’s remaining interest in Mediobanca. Gains from this sale had no policyholders’ participation and were not subject to taxation, due to the participation exemption rules in Italy.

Rest of Europe. In Rest of Europe, earnings after taxes and before goodwill amortization increased by €28 million, or 140.0%, from €20 million to €48 million, primarily reflecting higher earnings from RAS’s businesses in Switzerland and Austria. In Switzerland, decreased net insurance benefits, as well as reduced net acquisition costs and administrative expenses, contributed to such improved earnings. This growth in Switzerland was offset in part by higher taxes, due primarily to the improved profitability. Earnings from RAS’s Austrian life/health operations also grew, primarily as a result of decreased net acquisition costs and administrative expenses.

Personal Finance Services Operations

Banking—Key Data

Nine months ended September 30,	2005	2004
	€ mn	€ mn
Interest and similar income	46	40
Net trading income	30	6
Fee and commission income	231	207
Other income	16	19
Total income	323	272
Earnings after taxes and before goodwill amortization	13	4

Asset Management—Key Data

Nine months ended September 30,	2005	2004
	€ mn	€ mn
Interest and similar income	3	1
Fee and commission income	201	138
Other income	—	4
Total income	204	143
Earnings after taxes and before goodwill amortization	20	11

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Total Income

Total income from the Personal Finance Services segment increased considerably, driven primarily by net trading income and fee and commission income. Net trading income from RAS’s banking operations benefited from favorable capital market conditions, while fee and commission income increased due predominantly to the effects of the acquisition of BNL Investimenti in 2004. Total income from RAS’s asset management operations grew significantly due primarily to higher fee and commission income resulting from an increase in third-party assets under management.

Earnings After Taxes and Before Goodwill Amortization

Earnings after taxes and before goodwill amortization from RAS’s Personal Finance Services segment increased compared to 2004. Banking earnings benefited principally from the decline of other expenses from €32 million to €10 million, primarily due to the higher costs incurred in 2004 in connection with the integration of Banca BNL Investimenti. Asset management earnings grew due in large part to an increase in fee and commission income, which grew proportionally more than the corresponding increase in acquisition costs and administrative expenses, reflecting RAS’s strict cost management.

Third-Party Assets Under Management

At September 30, 2005 Compared to December 31, 2004

Third-party assets under management at September 30, 2005 increased by €2.2 billion, or 12.9%, to €19.3 billion from €17.1 billion at December 31, 2004. This increase was primarily attributable to favorable capital markets over this period, which resulted in an appreciation in the value of RAS’s third-party assets by €1.4 billion. Third-party assets also increased due to a net inflow of €0.8 billion during the nine months ended September 30, 2005.